UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For November 13, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

KUSASALETHU EMPLOYEES EMBARK ON AN ILLEGAL STRIKE

Johannesburg, Monday, 13 November 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that employees at its Kusasalethu mine have embarked on an illegal strike. Harmony will approach the Labour Court today for an urgent interdict against the strike.

Employees at the mine did not report to work on Sunday evening following an ultimatum issued to employees to return to work which was in reaction to an illegal stay away on Friday. The illegal strike by employees is in response to the dismissal of the Association of Mineworkers and Construction Union’s (AMCU) branch leadership, following a number of reported incidents of illegal industrial action towards the beginning of calendar year 2017.

The dismissal of the branch leadership follows an extensive legal disciplinary process followed by management.

Management continues to engage with the leadership of AMCU to address the current illegal industrial action.

“We appeal to employees to return to work and strongly condemn any act of violence or intimidation. It is important that discipline at the mine be restored to ensure the sustainability of the mine,” Peter Steenkamp, CEO of Harmony said.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

13 November 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 13, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director